                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                 SCHEDULE 13D/A6
                                 (RULE 13d-101)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 6)



                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    00760B105
                                 (CUSIP Number)


                                Robert D. Denious
                                2000 Town Center
                                   Suite 2450
                              Southfield, MI 48075
                               Tel: (248) 213-2200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2002
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

---------------------                                         -----------------
CUSIP NO.   00760B105                 13D                     Page 2 of 9 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR PARTNERS FUND II, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                  61,707,445
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                  40,647,590
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 61,707,445
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 40,647,590
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   102,355,035
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   77.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP NO.   00760B105                 13D                     Page 3 of 9 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 2,386,891
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                99,968,144
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                 2,386,891
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 99,968,144
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   102,355,035
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   77.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          -----------------
CUSIP NO.   00760B105               13D                       Page 4 of 9 Pages
--------------------                                          -----------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      960,906
     OWNED BY        -----------------------------------------------------------
       EACH          8      SHARED VOTING POWER
     REPORTING
    PERSON WITH                  101,394,129
                     -----------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                     960,906
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                                 101,394,129
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   102,355,035
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   77.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 6 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as amended, the "Statement") is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated in its entirety as follows:

         This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Filing Persons").

         The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons' managers and their affiliates.

         The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, LLC, a Delaware limited liability company ("Questor Management", and together with the Filing Persons, QGP II and Questor Principals, the "Questor Entities") conducts the day-to-day management of the Filing Persons and other investment funds.

         The controlling shareholder of Questor Principals and the ultimate controlling holder of membership interests of Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, Albert A. Koch, Michael D. Madden, Wallace L. Rueckel, Robert E. Shields and David M. Wathen are the directors of Questor Principals (the "Questor Directors"). Mr. Alix and Mr. Shields are the executive officers of Questor Principals and Questor Management and are the directors of Questor Management.

         Mr. Alix is the President and Chief Executive Officer and a Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of AlixPartners, LLC, a Delaware limited liability company ("AlixPartners"), a nationally-recognized turnaround and crisis management firm based in Southfield,



                                Page 5 of 9 pages

Michigan. Mr. Shields is the Chief Operating Officer and a Principal of Questor Principals and Questor Management. Mr. Druker, Mr. Koch, Mr. Madden, Mr. Rueckel and Mr. Wathen are Principals of Questor Principals and Questor Management. Mr. Koch is the chairman of AlixPartners. Each of the Questor Directors is a citizen of the United States.

         The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Koch, Mr. Rueckel, Mr. Shields and Mr. Wathen are located at 2000 Town Center, Suite 2450, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 9 West 57th Street, 34th Floor, New York, New York 10017.

         During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following thereto:

         Dividends have been declared on the Series E Preferred, thereby increasing the number of shares of Common Stock into which the Series E Preferred is convertible (see Item 5 below). Amounts have been added to the investment value of, and reductions have been made to the Conversion Price (defined below) of, the Series F Preferred, thereby increasing the number of shares of Common Stock into which the Series F Preferred is convertible (See
Item 5 below). No additional funds or other consideration were required.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (a) is hereby amended and restated in its entirety as follows:

         (a) As of September 30, 2002, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 61,937,557 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate, (ii) 329,182 shares of Common Stock issuable upon conversion of the 7,818.23 shares of Series E Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series E Certificate, (iii) 2,788,502 shares of Common Stock and (iv) 37,299,793 shares of Common Stock beneficially owned by Thayer as of such date (Thayer's ownership being based on advice received from Thayer).

         Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 58,782,848 shares of Common Stock as of September 30, 2002. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 2,246,729 shares of Common Stock as of September 30, 2002.



                                Page 6 of 9 pages

Questor 3(c)(1) is the direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 907,981 shares of Common Stock as of September 30, 2002.

         Questor Partners II is the direct beneficial owner of 7,334.02 shares of the Series E Preferred, which are convertible into 308,795 shares of Common Stock as of September 30, 2002. Questor SBS II is the direct beneficial owner of
351.49 shares of Series E Preferred, which are convertible into 14,779 shares of Common Stock as of September 30, 2002. Questor 3(c)(1) is the direct beneficial owner of 132.72 shares of Series E Preferred, which are convertible into 5,588 shares of Common Stock as of September 30, 2002.

         Questor Partners II is the direct beneficial owner of 2,615,802 shares of Common Stock as of September 30, 2002. Questor SBS II is the direct beneficial owner of 125,363 shares of Common Stock as of September 30, 2002. Questor 3(c)(1) is the direct beneficial owner of 47,337 shares of Common Stock as of September 30, 2002.

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price in effect at the time of conversion (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of September 30, 2002, the Conversion Price was approximately $0.986. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 61,937,557 as of September 30, 2002. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 63,612,381 as of September 30, 2002. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Company's Report on Form 10-Q for the quarter ended June 30, 2002, the Questor Entities and the Questor Directors may be deemed to own beneficially 77.1% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1. Joint Filing Agreement.



                                Page 7 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 2002
                                 QUESTOR PARTNERS FUND II, L.P.
                                 a Delaware limited partnership

                                 By:  Questor General Partner II, L.P.
                                      its General Partner
                                 By:  Questor Principals II, Inc.
                                      its General Partner

                                 By:  /s/ Robert D. Denious
                                     ------------------------------------------
                                 Title:  Managing Director



                                 QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                 a Delaware limited partnership

                                 By:  Questor Principals II, Inc.
                                      Its General Partner

                                 By:  /s/ Robert D. Denious
                                     ------------------------------------------
                                 Title:  Managing Director



                                 QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                                 By:  Questor Principals II, Inc.
                                      Its General Partner

                                 By:  /s/ Robert D. Denious
                                      -----------------------------------------
                                 Title:  Managing Director



                                Page 8 of 9 pages

                                INDEX OF EXHIBITS


         1.       Joint Filing Agreement.



                                Page 9 of 9 pages